Mail Stop 4561

July 20, 2006

John Saunders
Chief Executive Officer
Integrated Management Information, Inc.
601 4th Street
Platte City, MO 64079

> **Re: Integrated Management Information, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed June 20 and 22, 2006**
> **File No. 333-133624**

Dear Mr. Saunders:

We note that you filed three pre-effective amendments all designated as Amendment No. 1 on July 20 and July 22, 2006. This following comments reference the amendment filed the morning of June 22. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note several statements in the prospectus that indicate or suggest that your stock is currently quoted on the OTC Bulletin Board. See for instance the following statements:

    - Our common stock is quoted on the OTC Bulletin Board, (page 8)

    - We cannot provide any assurance that our common stock will continue to trade on the OTC Bulletin Board. Should our common stock cease to trade on the OTC Bulletin Board . . . . (page 9)

Please revise the filing for consistent disclosure regarding your intent to apply for quotation on the Bulletin Board.

2. As there is currently no market for your securities, please provide the information required under Item 505 of Regulation S-B relating to the determination of the offering price.

3. We note that you have included two prospectus delivery legends, on the table of contents page and on the outside back cover page, which are inconsistent. Because yours is not a quoted security, and because the securities have not previously been sold pursuant to an earlier effective registration statement, the applicable delivery period for an initial public offering is 90 days after the later of the effective date of the registration statement or the first *bona fide* offering of the securities to the public. See Section 4(3)(C) and Rule 174. Please revise the outside back cover page to reflect the correct delivery period.

Cover Page

4. Please refer to prior comment 3 of our letter dated May 4, 2006. The statement that this registration statement constitutes the initial public offering of Integrated Management Information's common stock should appear on the page of the prospectus, i.e., the page preceding the table of contents, rather than the facing page of the registration statement.

5. The information relating to risk factors should be highlighted by prominent type or in another manner. Also, revise the cross-referenced page number, which appears to be in error. See also the reference on page 5 that the risk factors section begins on page 9.

Table of Contents Page

6. Please refer to prior comment 6. The paragraphs following the table of contents and preceding the summary should be moved to an appropriate location the prospects after the risk factors section. The forepart of the prospectus should be limited to Items 1 – 3 of Form SB-2, which are subject to the plain English requirements of Rule 421(d). In addition, some of the paragraphs appear to be redundant or unnecessary. For example, the paragraph that begins "Neither the delivery of this prospectus nor any sale. . ." repeats the information on the cover page that the information contained in the prospectus is not complete and that the prospectus does not constitute an offer to sell the securities referenced therein. In addition, the paragraph indicting that references to "we," "us" and "our" is superfluous as such references should be clear from the context in which they are used. Please review these paragraphs to ensure that their inclusion is necessary and not repetitive of information already disclosed.

Summary Information and Risk Factors, page 3

7. Please ensure that the offering information is consistent throughout the filing. We note the reference to the offering price on page 5 states that the offering price "will be determined by the prevailing market price for the shares at the time of their sale or in negotiated transactions." Please revise so that this and any other statements are consistent with your disclosure on the cover page that the offering price will be $0.83 until the securities are quoted on the OTC Bulletin Board and thereafter at market or negotiated prices.

8. Clarify what is meant by "Terms of Sale" on page 5 and whether this refers to something other than price or includes the price of the shares to be sold. To the extent that there is overlap between the "Offering" and the "Terms of Sale," the disclosure should be clarified.

Risk Factors, page 6

9. Some of your risk factors provide what appears to be boilerplate disclosure concerning issues that are generic in nature, applicable to any business in any industry. See, for example, the risk factors on strategic partnerships and joint ventures (page 7), recruiting experienced personnel (page 8), and several of the risk factors relating to trading on the OTC Bulletin Board (pages 8-9). Some of these risk factors are specifically addressed below. Please review and revise the risk factors to ensure that they include quantitative and qualitative information specific to your company and your industry.

10. In addition, some of the subheadings in this section merely state a fact or circumstance without stating what specific risk is being highlighted. See, for instance, the following examples:

    - We operate in a highly competitive industry characterized by (page 7)
    - We are not presently subject to the same corporate governance standards (page 8)
    - Our common stock is subject to the penny stock rules (page 8)

    Please review all of the risk factors to ensure that each subheading states in specific terms the risk or uncertainty that arises from the fact or set of facts you cite. For example, specifically state what risk is posed to the company and its investors because you operate in a highly competitive industry. Please revise throughout this section as appropriate to state the risks from the point of view of investors.

Market acceptance of our recently introduced products is uncertain, page 6

11. Please tell us what market research you are relying on to support your statement that your recently introduced products are likely to be accepted by the market. Provide us with

marked copies of the cited research. Also, clarify which of your products you are referring to in this statement.

A significant portion of our projected near-term revenue growth, page 6

12. Please revise the subheading to specify what portion of your revenue you anticipate will come from the USVerified Source and Age Verification System products. Also, revise to subheading to clarify why you consider strong sales in this product line to be a risk.

Our future success in part depends upon our ability to establish strategic . . . page 7

13. The risk factors in your prospectus should avoid generic disclosure and should rather be particularized to your company and industry. A well drafted risk factor section should not easily be transferable to or useable in another company's prospectus. Please revise this risk factor to describe in specific terms your historic and current use of partnerships and joint ventures in developing and/or marketing your products and your experience to date, whether favorable or unfavorable. For example, what percentage of your revenues is derived from strategic partnerships and joint ventures? What portion of your marketing strategies are dependent upon such relationships?

Our future success depends upon our ability to obtain and enforce patents, page 7

14. Revise the risk factor subheading to clarify the current status of your patents and trademarks.

We may be unable to raise additional capital, page 8

15. Please revise this risk factor to provide appropriate context both in the subheading and in the body of the risk factor. For example, state whether your short-term sources of funding are adequate to meet your financial obligations for the next 12 months. In light of the historic uncertainty associated with beef trade with Japan, the statement should be made without reliance on the opening of the Japanese market to beef imports, despite recent announcements regarding resumption of sales of U.S. beef to Japan.

There is limited liquidity on the OTC Bulletin Board, page 8

16. Consistent with our comment above, revise the subheading to state from the point of view of investors what risk limited liquidity poses to the investor.

Our common stock is subject to the penny stock rules, page 8

17. Please revise the subheading to describe more clearly, from a potential investor's viewpoint, the impact of this fact on investors' ability to trade their shares, namely that it will be more difficult and more costly for them to resell their shares.

Management's Discussion and Analysis of Financial Condition, page 11

18. Please clarify what you mean by your statement that "during the time in which the export markets are closed, demand for solutions to comply with these regulatory requirements is constrained." Specifically, please identify which export markets other than Japan continue to be closed to U.S. beef exports.

Results of Operations

Quarter Ended March 31, 2006 compared to the Quarter Ended March 31, 2005

19. Throughout your operating results section you attribute changes in consolidated financial statement line items to more than one factor. For instance, you state that general and administrative expenses have increased due to human resource, professional services and other costs related to the anticipated filing of a registration statement. When changes in financial statement line items are attributable to more than one factor, ensure that you separately quantify the impact each factor has on the change. Revise the filing accordingly.

20. Please separately quantify the changes in headcount discussed in Selling, General and Administrative Expenses associated with the launch of the "USVerified offering," with the acquisition and with the continued growth of the internet-based online services operations of Ccattlenetwork.com and Cattlestore.com.

21. Please confirm that you do not have any off-balance sheet arrangements pursuant to Item 303(c) of Regulation S-B.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

22. Given that 43% of revenues for fiscal year 2005 was derived from the mid-year launching of the USVerified solutions and 12% was derived from the May 2005 acquisition of the Internet online services of Cattlenetwork and Cattlestore, please expand to discuss the revenue generating products and services of the company prior to this period. How were your other business activities affected by your new business focus? Were any products and/or services phased out or significantly reduced as a result?

Liquidity and Capital Resources, page 12

23. You state on pages 12 and 16 that your available cash will be adequate to fund operations "during 2006." Consistent with our comment in risk factors above, please state whether you have adequate cash resources to fund operations for a period of 12 months from the date of the prospectus. If you believe that your cash resources will fund operations for a period less than 12 months, state the number of months your current cash resources will

fund and disclose the amount of additional capital that will be needed to finance planned operations for a period of 12 months.

24. We note that you have included two separate sections, both titled Liquidity and Capital Resources under the results of operations for the quarter periods and for the years ended December 31, 2005 and 2004. As a result of this format, the disclosure in your MD&A section is unnecessarily redundant. Please revise to provide a comprehensive discussion of your liquidity and capital resources in a single section following your discussion of the results of operations for the comparative analysis of your quarter- and year-end periods.

Description of Business, page 16

25. Please provide us with support for the following claims you make in this section regarding your products and services and your markets.

   - "Our SupplyVerified program was the industry's first USDA approved offsite evaluation process for cattle suppliers to meet requirements under the USDA's Quality Systems Assessment (QSA) program." (page 18)
   - "We believe that Cattlenetwork.com is the largest online source of news and information regarding the North American cattle industry." (page 19)
   - That there are approximately 850 independent suppliers of cattle in the U.S., of which approximately 5,000 have herds of at least 500 heads (page 19)
   - That there are approximately 5,000 independent feed yards in the U.S. (page 19)
   - That there are approximately 50 independent beef packers in the U.S., five of which constitute the majority of volume (page 19)
   - That you position yourself "as a recognized leader" in the livestock industry (page 20)
   - That Merial, Ltd. is a "leading veterinary products company" (page 20)
   - That Superior Livestock is the "largest livestock auction operator in the U.S." (page 20)

26. Include a discussion of the names of principal suppliers and the number of total employees and full-time employees. See Item 101(b)(5) and (b)(12) of Regulation S-B.

27. Tell us whether you rely on any third-party contracts, such as distributor, licensing or manufacturing agreements, in conducting your business.

28. In your discussion of the key export markets for U.S. beef exports, you state that the key markets include Japan, Mexico, South Korea and Canada and that these countries banned exports from the U.S. Please update your disclosure regarding the status of U.S. trade relations with South Korea and Canada with respect to beef exports.

29. It appears from your disclosure that the business operations entered into in 2005, namely the USVerified product and services line and the online services resulting from the

Cattlefeeding.com acquisition, provide a majority of your revenues. Disclose what portion of your revenues is derived from consulting and hardware to the extent they are material to your revenues. Consistent with our comment above in Management's Discussion and Analysis, to the extent the new business activities displaced activities previously engaged in, a discussion of how you have changed business direction or otherwise altered your business strategy is warranted.

Sales and Marketing, page 20

30. Please disclose what you mean by "key customers." Provide us with support for each claim made as to any customer's ranking in the industry and confirm whether each of the customers listed is a current customer.

31. Do any of your customers generate 10% or more of your revenues? If so, please identify them as such in the disclosure and provide appropriate risk factor disclosure regarding your dependence on any such material customers.

Competition

32. Your competition discussion requires significant revision. Your discussion consists of a list of competitors in your industry niche and provides facts about those entities without describing in any way the bases of competition or how you fare in relation to your competitors. Detailed information about your competitors, such as products, customers and market share should be discussed in the context of how they relate to you. What are the primary factors that affect competition – pricing or reputation, for example? What is your position vis-à-vis your competitors? Information regarding such things as whether the companies you compete with are publicly or privately held does not appear to be relevant to this discussion. Please revise to provide this information from the point of view of IMI and how you fare with respect to those you have identified as competitors.

Directors, Executive Officers, and Significant Employees, page 21

33. Disclose here that Leann and John Saunders are husband and wife. See Item 401(c) of Regulation S-B.

34. For Mr. Larson, please state more specifically what his employment has been during the past five years.

Executive Compensation, page 25

35. The summary compensation table should include information for all of the named executive officers as defined in paragraph (a)(2) of Item 402 of Regulation S-B. According to her employment agreement, Leann Saunders earns a salary of $90,000.

Please tell us whether Mrs. Saunders received any bonuses such as car allowance, commissions, reimbursements, or other cash payments for the years covered by the table.

Certain Relationships and Related Transactions, page 26

36. To facilitate understanding, please present the various transactions listed in this section under separate paragraphs.

37. Please file copies of the loan agreements with Mr. Saunders and with the father of Leann Saunders. See Item 601(b)(10)(i)(A) of Regulation S-B. Identify the father of Leann Saunders by name and describe in greater detail the nature of the loans and the interest rates.

Selling Shareholders, page 29

38. Please refer to prior comment 10. Please provide the natural persons disclosure for Frontier Farm Credit and Potomac Capital Partners LP.

Financial Statements, pages 36 to 39

39. Revise to provide a heading that appropriately describes each financial statement being presented. The heading should clearly identify the period included in that financial statement.

40. We note that you issued additional common shares to founders on January 2005. Be advised that nominal issuances are considered recapitalizations in substance and are given retroactive treatment in EPS calculations as required by paragraph 54 of SFAS 128. See SAB Topic 4(D).

41. Explain how you are presenting the shares issued as compensation to related parties as disclosed on page 38 in your statements of cash flows. That is, since these issuances are a non-cash expense, explain why this amount is not being presented as a reconciling item within the operating activity section of the statements of cash flows.

Note 1 – Organization and summary of significant accounting policies, page 40

42. Revise to disclose your policy for accounting for inventory. Describe the nature of the inventory and indicate the type of revenue arrangement that this inventory is sold with. See Chapter 4 of ARB 43.

Basis of presentation, page 40

43. Consistent with your disclosure on page 5, revise to disclose that you have retroactively presented the impact of the three for two forward stock split approved by the shareholders on February 14, 2006.

Revenue Recognition, page 41

44. Describe the types of revenue that you are earning from owning and operating the Cattlenetwork.com and the Cattlestore.com websites. We note that you recognize revenue earned for advertisements as published. Explain whether your advertisement contracts contain any minimum number of displays. Describe whether you earn any fee from displaying products on your Cattlestore.com website. We note that you earn revenue from the sale of products through your website. Indicate how you comply with EITF 99-19 for recognizing products sales. In addition, you state on page 11 that you derive some revenue from subscriptions related to your internet online services. Tell us and disclose how you recognize revenue from this online service. Describe all the types of services provided through the online services.

45. You disclose that, "Revenue derived from IMI's US Verified program is recognized over the contract term." Explain why recognizing this revenue ratably over the contract term is appropriate. Cite the accounting literature that supports your accounting. Indicate whether this contract would include more than one service deliverable or obligation. In this regard, explain whether the completion of the verification process (i.e., providing a certificate) is truly what is being purchased. That is, the Completed Performance model should be used if services are performed in more than a single act, but the final act is so significant in relation to the service transaction taken as a whole that performance has not substantively taken place until execution of that final act. However, the Proportional Performance model is often appropriate for service transactions because the customer typically receives value as the services are performed. Please consider both of these models and indicate the model that best represents your earnings process.

46. We note that you offer solutions to enable feed yards to comply with USDA's QSA requirements. You disclose on page 19 that these solutions include a license to your software and processes, implementation services and initial training. Tell us and disclose how you are accounting for each of these elements and indicate how you are allocating the arrangement fee to each element. Since these arrangements include software, indicate how your policies comply with SOP 97-2. The disclosure should be revised to clearly indicate how you determine VSOE and how you satisfy the criteria outlined in paragraph 8 of SOP 97-2. In addition, your response should address your policy for the solution you offer to meat packers that appear to contain similar elements.

47. We note that you provide hosting services to feed yards and to meat packers. Explain how your accounting for these services complies with EITF 00-3. In this regard, indicate

whether customers purchase the software and the hosting services. That is, explain whether the hosting services are a separate, distinct service obligation from the selling of the software. Do customers purchase your software and hosting together?

Note 2 – Acquisitions, page 44

48. Please reconcile the cash activity as presented in your statements of cash flows for the acquisition of Cattlefeeding.com to the cash paid as disclosed in this footnote. That is, you acquired a business for $150,000 and not the individual intangible assets as presented in the statements of cash flows.

Note 2 – Stock-Based Compensation, page 60

49. Revise to provide all the disclosure outlined in paragraphs 64 and A240 and 241 of SFAS 123(R). These disclosures are required in the interim financial statements since it is the first time that these disclosures are being provided.

Note 3 – Common Stock, page 61

50. Explain how you are accounting for the 6,000,000 options issued to the founders as additional consideration for the purchase of the founder's shares of common stock. Cite the accounting literature that supports your accounting.

Exhibit Index

51. Please note that the Power of Attorney should be filed pursuant to Item 601(b)(24). You have identified it under Item 601(b)(99). Please clarify this in your exhibit index and identify it with appropriate EDGAR document tags in future filings.

Legality Opinion

52. As the company is incorporated in Colorado, it is unclear why your opinion references the laws of Nevada and Texas. The opinion must be rendered with respect to the laws of Colorado including the statutory provisions, all applicable provisions of the Colorado Constitution and reported judicial decisions interpreting those laws.

53. Further, it is unclear why the reference to laws of other jurisdictions is necessary to the rendering of the opinion. Please provide clarification in the opinion concerning the purpose and potential effect of the reference to other jurisdictions or remove this reference from the opinion.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Furnish requests for acceleration on behalf of the company at least two days prior to the requested effective date. Refer to Rules 460 and 461 of Regulation C of the Securities Act of 1933.

You may contact Stephen Krikorian, Accounting Branch Chief, at 202-551-3488, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 713-547-8910
        Hank Vanderkam
        Vanderkam & Associates